Exhibit 99.1



                                    February 11, 2002

Via Federal Express
-------------------

Mr. Lee Cohn
Chairman of Special Committee
Morton's Restaurant Group, Inc.

Big 4 Restaurants
5101 North Scottsdale Road
Scottsdale, AZ  85250

Dear Mr. Cohn:

      As you are aware, for several weeks, Dolphin Limited Partnership I, L.P. ("Dolphin"), the holder of approximately 3 1/2% of the outstanding shares of Morton's Restaurant Group Inc.'s ("MRG" or the "Company") has attempted to participate in the Company's publicly announced process of "exploring its strategic alternatives, including evaluating a potential sale of the Company". According to the Company's statements, such a process "includes discussions with interested parties, as well as an evaluation of any offers that are received". Accordingly, we have repeatedly sought to execute an appropriate confidentiality agreement with the Company's special committee (the "Committee") and its advisors. We find it difficult to conclude that the Committee and the Board are interested in maximizing shareholder value, when you are requiring Dolphin, a significant stockholder to execute a confidentiality agreement containing standstill provisions and provisions which permit the Company to withhold information at its discretion from a prospective acquirer.

      The Company's announced process has been ongoing since May, 2001 with no tangible result having been revealed. We have been informed by the Company's financial adviser, Greenhill & Co., LLC, that this process is expected to conclude in February, 2002. We note that even though the economy has begun to recover and stocks of other restaurant companies have performed well, the share price of MRG has steadily declined from a high of $27.62 on May 2, 2001 to the current share price of $7.40. Further, same store sales, for the three and nine months ended September 30, 2001, declined 14.9% and 8.6%, respectively, while restaurant operating costs for these same periods increased 4% and 4.9%, respectively (an unusual matrix for a company that has a stated intention of reducing costs). In light of the Company's diminished financial results, the Company's existing anti-takeover rights plan, a staggered Board of Directors, lucrative employment contracts with management and change in control agreements, requiring a prospective acquirer to agree to any form of standstill is inappropriate and unnecessary.

      Further, in May, 2001, the BFMA group (a holder of approximately 10.2% of the Company's outstanding shares) initiated a fully financed offer for the Company at $28.25 per


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share with a stated willingness to increase its offer if additional value was revealed. Instead of aggressively pursuing this offer the Company prolonged negotiations beyond July 30, 2001, the date on which BFMA's financing commitment expired. We observe that the BFMA group paid approximately $2.0 million in commitment fees and other expenses to pursue a transaction with the Company. Notwithstanding BFMA's desire to pursue a transaction, the Company was unwilling to grant the BFMA group, the Company's second largest shareholder, access to "confirmatory" due diligence unless it too executed a confidentiality agreement that contained standstill provisions.

      If the Committee intends to end the exploratory process this February having not allowed potential acquirers to participate unless they agree to onerous standstill provisions and without assurance from the Company of reasonable access to all information necessary to make a fully informed offer, then we sincerely hope you have in hand a transaction that truly maximizes shareholder value.

      It appears that the directors have breached their fiduciary duties of care and loyalty by not aggressively pursuing the BFMA group's proposed transaction, and requiring onerous standstill provisions of large shareholders and preserving an ability to withhold reasonable information from prospective bidders. Further, given the reduced operating results, the significant decline in the share price, and no attractive alternative having come to light in the past ten months, we now strongly believe that this Committee and Board have repeatedly demonstrated a failure to act in the best interest of the shareholders.

      In this new environment of heightened Board accountability, be assured that the process this Board has sanctioned will have to withstand full scrutiny and we will hold the directors and their advisors fully accountable for any and all improper actions.

                                                Sincerely,

                                                /s/ Donald T. Netter
                                                -------------------------
                                                Donald T. Netter
                                                Senior Managing Director


cc:   Ms. Dianne H. Russell               Dr. John J. Connolly
      Senior Vice President               President & Chief Executive Officer
      Comerica                            Castle Connolly Medical Ltd.
      100 Federal Street                  42 West 24th Street
      28th Floor                          Second Floor
      Boston, MA  02110                   New York, NY  10010

      Mr. Alan A. Teran
      Director
      Good Times, Inc.
      601 Corporate Circle
      Golden, CO  80401